UNITED STATES
                 SECURITIES AND EXCHANGE COMMISSION
                        Washington, DC 20549

                              FORM 144

NOTICE OF PROPOSED SALE OF SECURITIES
PURSUANT TO RULE 144 UNDER THE SECURITIES ACT OF 1933

ATTENTION: Transmit for filing 3 copies of this form concurrently with either placing an order with a broker to execute sale or executing a sale directly with a market maker.



1(a) Name of Issuer (please type or print) (b) IRS Ident.No. (c) S.E.C. File No.
Triarc Companies, Inc.                         38-0471180            1-2207
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1(d) Address of Issuer
            Street              City       State   Zip Code  (e) Telephone No.

      280 Park Avenue          New York    NY      10017      (212)451-3000
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2(a) Name of Person for     (b) IRS       (c) Relationship
     Whose Account the          Ident.        to
     Securities are to          No.           Issuer
     Be Sold
     Gerald Tsai, Jr.           ###-##-####           Director
  ------------------------  -----------   ----------------

2(d) Address Street       City          State      Zip

 781 Fifth Avenue         New York       NY       10022
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         OMB APPROVAL
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OMB Number:          3235-0101
Expires:       August 31, 2000
Estimated average burden
hours per response........2.0
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          SEC USE ONLY
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DOCUMENT SEQUENCE NO.

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CUSIP NUMBER

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WORK LOCATION

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INSTRUCTION: The person filing this notice should contact the issuer to obtain the I.R.S. Identification Number and the S.E.C. File Number.


3(a) Title of      (b) Name and         SEC USE ONLY       (c) Number
    the Class of       Address of       Broker-Dealer          of Shares
    Securities         Each Broker      File Number            or Other
    To be Sold         Through Whom                            Units to
                       the Securities                          be Sold
                       are to be                               (See Instr. (c))
                       Offered or
                       Each Market
                       Maker who is
                       Acquiring the
                       Securities


Class A                Merril Lynch                              14,210
Common Stock           360 Hamilton Rd.
                       White Plains, NY
                       10601
-----------------   ------------------- ------------------ ---------------------

3(d) Aggregate         (e) Number of         (f) Approximate       (g) Name of
     Market Value         Shares or             Date of Sale          Each
   (See Instr. 3(d))      Other Units           (See Instr. 3(f))     Securities
                          Outstanding           (Mo. Day Yr.)         Exchange
                        (See Instr.3(e))                        (See Instr.3(g))

$358,802.50                20,275,678             07-11-01           New York
                                                                  Stock Exchange
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INSTRUCTIONS:
1. (a) Name of Issuer
   (b) Issuer's I.R.S. Identification Number
   (c) Issuer's S.E.C. file number, if any
   (d) Issuer's address, including zip code
   (e) Issuer's telephone number, including area code

2. (a) Name of person for whose account the securities are to be sold
   (b) Such person's I.R.S. identification number, if such person is an entity
   (c) Such person's relationship to the issuer (e.g., officer, director, 10% stockholder, or member of immediate family of any of the foregoing)
   (d) Such person's address, including zip code

3. (a) Title of the class of securities to be sold
   (b) Name and address of each broker through whom the securities are intended to be sold
   (c) Number of shares or other units to be sold (if debt securities, give the aggregate face amount)
   (d) Aggregate market value of the securities to be sold as of a specified date within 10 days prior to the filing of this notice
   (e) Number of shares or other units of the class outstanding, or if debt securities the face amount thereof outstanding, as shown by the most recent report or statement published by the issuer
   (f) Approximate date on which the securities are to be sold
   (g) Name of each securities exchange, if any, on which the securities are intended to be sold

POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.






TABLE I - SECURITIES TO BE SOLD

Furnish the following information with respect to the acquisition of the securities to be sold and with respect to the payment of all or any part of the purchase price or other consideration therefor:




Title of     Date you           Nature of Acquisition       Name of Person
the Class    Acquired           Transaction                 From Whom Acquired
                                                            (If gift, also give
                                                            date donor acquired)

                                                          Triarc Companies, Inc.
Class A   7-1-94 through
Common    6-6-01            Shares issued pursuant to
Stock                       the Company's 1993 and 1998
                            Equity Participation Plan in lieu of Annual retainer and Board of Directors or Committee meeting attendance fees that would otherwise be payable in cash





-------      --------------    ------------------------    ---------------------

Amount of    Date of            Nature of Payment
Securities   Payment
Acquired


14,210                           (See above)


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INSTRUCTIONS:

1. If the securities were purchased and full payment therefor was not made in cash at the time of purchase, explain in the table or in a note thereto the nature of the consideration given. If the consideration consisted of any note or other obligation, or if payment was made in installments describe the arrangement and state when the note or other obligation was discharged in full or the last installment paid.

2. If within two years after the acquisition of the securities the person for whose account they are to be sold had any short positions, put or other option to dispose of securities referred to in paragraph (d)(3) of Rule 144, furnish full information with respect thereto.

TABLE II - SECURITIES SOLD DURING THE PAST 3 MONTHS

Furnish the following information as to all securities of the issuer sold during the past 3 months by the person for whose account the securities are to be sold.

Name and Address            Title of     Date     Amount of    Gross
Of Seller                   Securities   of       Securities   Proceeds
                            Sold         Sale     Sold
  NONE
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REMARKS:

INSTRUCTIONS:

See the definition of "person" in paragraph (a) of Rule 144. Information is to be given not only as to the person for whose account the securities are to be sold but also as to all other persons included in that definition. In addition, information shall be given as to sales by all persons whose sales are required by paragraph (e) of Rule 144 to be aggregated with sales for the account of the person filing this notice.

ATTENTION:

The person for whose account the Securities to which this notice relates are to be sold hereby represents by signing this notice that he does not know any material adverse information in regard to the current and prospective operations of the Issuer of the securities to be sold which has not been publicly disclosed.

  July 11, 2001                   /s/ Gerald Tsai, Jr.
-----------------------------    -------------------------------------
     Date of Notice                        Signature

 The notice shall be signed by the person for whose account the securities are to be sold. At least one copy of the notice shall be manually signed. Any copies not manually signed shall bear typed or printed signatures.

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  ATTENTION: Intentional misstatements or omission of facts constitute Federal
                  Criminal Violations (See 18 U.S.C. 1001)
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